EXHIBIT 11

HECTOR COMMUNICATIONS CORPORATION AND SUBSIDIARIES

CALCULATION OF EARNINGS PER SHARE

	Three Months Ended March 31
Basic:	2006	2005

Net income	$1,698,624	$1,386,062

Common shares:

Weighted average number of common shares outstanding	4,010,853	3,734,471

Net income per common share:	$.42	$.37

Diluted:

Net income	$1,698,624	$1,386,062

Common and common equivalent shares:

Weighted average number of common shares outstanding	4,010,853	3,734,471
Dilutive effect of convertible preferred shares outstanding		156,651
Dilutive effect of stock options outstanding after application of treasury stock method	153,339	141,262
Dilutive effect of Employee Stock Purchase Plan shares subscribed		1,485
	4,164,192	4,033,869

Diluted net income per share	$.41	$.34